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SEC
Mail Processing
Section

FEB 27 2009

Washington, DC
104

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MHS Capital Securities Inc dba Herman, Alexis & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1522 W. Manchester Avenue
(No. and Street)

Los Angeles, (City) CA (State) 90047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark H. Rhynes 323-971-6063
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/17

OATH OR AFFIRMATION

I, Mark H. Rhynes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Herman, Alexis & Co., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

HERMAN E. RHYNES
COMM. # 1812245
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES SEPT. 24, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

Herman, Alexis & Co., Inc.
1522 West Manchester Avenue
Los Angeles, CA 90047

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT AUDITOR

Mr. Mark H. Rhynes, President
Herman, Alexis & Co., Inc.
Los Angeles, CA 90047

I have audited the accompanying statement of financial condition of Herman, Alexis & Co., Inc., (the Company) as of December 31, 2008 and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of Herman, Alexis & Co., Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Herman, Alexis & Co., Inc. as of December 31, 2008 and the result of its operations, cash flows and stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company ceased trading activities which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Page 8 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 24, 2009

Herman, Alexis & Co., Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash		$ 171
Investments, at fair market value		23,027
Total assets		$ 23,198

Liabilities & Stockholders' Equity

Liabilities		
Payable to stockholders		$ 0
Income taxes payable		2,400
Total liabilities		2,400
Stockholders' equity		
Common stock, no par value, 100 shares authorized. 100 shares issued and outstanding	$ 100	
Additional paid-in capital	154,545	
Accumulated deficit	(133,847)	20,798
Total Liabilities & Stockholders' Equity		$ 23,198

See Accompanying Notes to Financial Statements

Herman, Alexis & Co., Inc.
Statement of Operations
For the Year Ended December 31, 2008

Revenue	
Unrealized gain (loss) on investments	$ (18,246)
Total revenue (loss)	(18,246)
Expenses	
Other operating expenses	0
Total expenses	0
Net income (loss) before income tax provision	(18,246)
Income tax provision	800
Net income (loss)	$ (19,046)

See Accompanying Notes to Financial Statements

Herman, Alexis & Co., Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2007	$ 100	$ 144,378	$ (114,801)	$ 29,677
Capital addition		10,167		10,167
Net Income (Loss)			(19,046)	(19,046)
Balance, December 31, 2008	$ 100	$ 154,545	$ (133,847)	$ 20,798

See Accompanying Notes to Financial Statements

Herman, Alexis & Co., Inc.

Statement of Changes in Cash Flows

For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net income (loss)	$ (19,046)
Unrealized (gain) loss on investments	18,246
Adjustments to reconcile net income to net cash provided (used in) operating activities:	
Increase (decrease) in:	
Bank overdraft	0
Payable to stockholders	(10,104)
Income taxes payable	800
Net cash and cash equivalents used in operating activities	(10,104)
Cash flows from investing activities:	0
Cash flows from financing activities:	
Proceeds from additional paid-in capital	10,167
Net cash and cash equivalents provided by (used in) financing activities	10,167
Net increase in cash and cash equivalents	63
Cash and cash equivalents at beginning of year	108
Cash and cash equivalents at end of year	$ 171
Supplemental disclosure of cash flow information:	
Cash paid during the year for	
Interest	$ 0
Income taxes	$ 0

See Accompanying Notes to Financial Statements

HERMAN, ALEXIS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Pension Service Associates Securities (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). Business began in July 1992. The Company acts as a limited broker dealer, authorized to conduct business exclusively in the distribution of shares of registered open end investment companies or unit investment trusts (mutual funds) or the sale of variable annuities. The Company claimed an exclusion from membership in the Securities Investor Protection Act of 1970. The firm conducts business with the mutual fund companies under separate dealer agreements on a fully disclosed basis and does not execute any wire order trades with them.

Securities Transactions and Related Party Transaction

Customers' securities transactions are recorded by the mutual fund companies on a settlement-date basis, generally the third business day following the transaction, with related commission income recorded by the Company when received and earned. Commission earned is recognized after mutual fund companies have adjusted for breakpoint, rights of accumulated adjustments and 12b-1 fees.

The Company is a related company to Pension Service Associates (PSA), a corporation. PSA is a pension consultant and administrator. PSA's clients may elect to have the Company be the broker of record. The Company will then invest the client's money from a group of approved mutual funds selected by the client. PSA pays substantially all of the company's expenses, for which it receives a fee equivalent to 95% of the Company's revenue.

NOTE 2 – PROVISION FOR INCOME TAXES

The Company elected to be taxed as an "S" Corporation whereby the Company's income or loss passes directly to the stockholders. There is an $800 minimum state income tax

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

Not applicable because the Company is exempt under Rule 15c3-3 Section K1.

NOTE 5 – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Not applicable because the Company is exempt under Rule 15c3-3 Section K1.

NOTE 6 - GOING CONCERN

The Company's sole activity is the fluctuation in the value of its investments.

The Company is currently investigating entering into the sale to other organizations. Should the Company not consummate any of these engagements and remain stagnant in its securities business, it is doubtful that the Company could continue as a going concern. Management plans to continue to fund the operations of the Company in the short run.

Herman, Alexis & Co., Inc.
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2008

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	20,798
Nonallowable assets:		
Haircut		(3,454)
Haircut - undue concentration		(1,541)
NET CAPITAL	$	15,803
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	160
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	10,803
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	15,563
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	2,400
Percentage of aggregate indebtedness to net capital		15%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	9,538
VARIANCE:		
Capital contribution		10,079
Investments		(1,733)
Accrued expense		(800)
Haircut		(1,281)
NET CAPITAL PER AUDIT REPORT	$	15,803

See Accompanying Notes to Financial Statements

PART II

HERMAN, ALEXIS & CO., INC.
STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Mark H. Rhynes
Herman, Alexis & Co., Inc.
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Herman, Alexis & Co., Inc. (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above. I did note that the Company failed to prepare a net capital computation on a monthly basis and the Company failed to notify the U.S. Securities Exchange Commission and the NASD when its net capital fell below the minimum requirement of $5,000. The Company management has taken steps to correct this situation.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 24, 2008